UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010.
Commission File Number: 000-53684
CSR plc
(Translation of registrant's name into English)

Churchill House
Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: +44 (0) 1223 692000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]      Form 40-F [_]

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ____

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No[x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

Regulatory announcements: Purchase of own shares and director/PDMR shareholding.

EXHIBITS

Exhibit No.	Description
1.1	Regulatory announcement dated November 2, 2010 relating to the purchase by the registrant of its own shares.
1.2	Regulatory announcement dated November 2, 2010 relating to director/PDMR shareholding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)
Date: November 2, 2010	By: /s/ Brett Gladden Brett Gladden Company Secretary

Exhibit 1.1

Purchase of own shares

RNS Number : 4125V
CSR plc
02 November 2010

02 November 2010

CSR plc ("CSR")

Purchase of own shares

On Monday 01 November 2010, CSR purchased 125,000 ordinary shares of 0.1p each at prices between 319p and 325p per share of which 125,000 ordinary shares are being held in treasury.  This represents approximately 0.1 per cent. of CSR's current issued ordinary share capital.

Following the repurchase, 3,517,000 ordinary shares of 0.1p each are currently held by CSR in treasury and 181,321,954 ordinary shares of 0.1p each (excluding those ordinary shares of 0.1p each held in treasury) are currently in issue.

Enquiries: CSR plc Will Gardiner, Chief Financial Officer Scott Richardson Brown, Corporate Finance & IR Director	Tel: +44 (0) 1223 692 000

FD James Melville-Ross Haya Herbert-Burns	Tel: +44 (0) 20 7831 3113
This information is provided by RNS The company news service from the London Stock Exchange
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Exhibit 1.2

Director/PDMR Shareholding

RNS Number : 4710V
CSR plc

02 November 2010

CSR plc

(the Company)

Dealing by Person Discharging Managerial Responsibility

Announcement of the acquisition and disposal of ordinary shares of the Company

 The Company announces that on 27 October 2010, Mr Ahmet Alpdemir, Senior Vice President of the Automotive and PND Business Unit acquired in the aggregate 40,649 ordinary shares in the Company following the exercise of share options pursuant to the terms of grant.

A total of 30,868 options were exercised at a price per share of £1.61 per share. A total of 9,781 options were exercised at a price of £2.79 per share. Mr Alpdemir sold 40,649 ordinary shares at a price per share of £2.8675.

On the same day, Mr Alpdemir sold 500 ordinary shares in the Company at a price of $4.81 per share and a further 11,904 ordinary shares in the Company at $4.80 per share.
Following the disposal, Mr Alpdemir holds no ordinary shares in the Company.

The following table summarises the shares acquired on exercise of share options and the aggregate of ordinary shares in CSR plc sold on 27 October 2010.

PDMR	Ordinary Shares acquired on exercise	Shareholding following exercise	Shares sold	Shareholding following sale of ordinary shares	Holding as a percentage of the issued share capital of the Company
A Alpdemir	40,649	53,053	53,053	0	0%

This information is provided by RNS The company news service from the London Stock Exchange
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